USA THERAPY, INC.
Xiangdong Road, Shangsong Village
Baoji City, Fufeng County
Shaanxi Province, the People’s Republic of China 722205

September 8, 2010

Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549
Attn: William H. Demarest

Re:	USA Therapy, Inc. Form 8-K Filed August 12, 2010 File No. 1-34771

Ladies and Gentlemen:

USA Therapy, Inc. (“the Company”) is responding to comments contained in the Staff letter, dated August 16, 2010, addressed to Mr. Yongming Feng, the Company’s Chief Executive Officer, with respect to the Company’s Current Report on Form 8-K dated August 12, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Item 4.01

1.
We note that your disclosure indicates that your newly engaged accountant did not provide either written or oral advice that was an important factor considered by the registrant in reaching a decision to change your independent registered public accounting firm.  However, Regulation S-K Item 304(a)(2) requires the disclosure of any consultations in which the advice of the new accountant was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue.  Please clarify to us and in an amendment to your Form 8-K whether there were any such consultations with the new accountant during the past two fiscal years or the interim period.

Response:

In response to Staff’s comment, we have revised our disclosure in an amendment on Form 8-K/A to clarify that during the Company’s two most recent fiscal years and subsequent interim period prior to engaging Clement C. W. Chan & Co., the Company did not engage in any consultations with its new accountant as to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant's financial statements, nor did Clement C. W. Chan & Co. provide any advice which was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue at hand.

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If you have any further comments and/or questions, please contact the undersigned at 86-0917-5471054 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Yongming Feng__________
Yongming Feng
Chief Executive Officer